Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                                                                       Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                                                               E-mail:  grhlaw@hotmail.com

September 27, 2012

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:           Meganet Corporation
Amendment No. 6 to Form S-1
Filed May 8, 2012
File No. 333-176256

Dear Mr. Spirgel:

As outside counsel to Meganet Corporation (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated May 16, 2012, regarding the Company’s registration statement on Form S-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

General

1.
 We note your response to comment 1 from our letter dated May 4, 2012.  The tweets to which we referred occurred before your filing of this registration statement or during what is commonly called the pre-filing period.  Your response seems to address the quiet period which begins after a company files the registration statement.   Please revise to add a specific risk factor that discusses any liability you or your selling shareholders may have under Sections 5 and 12 of the Securities Act for inappropriate communications made during pre-filing period.

Response:  The requested risk factor has been added at page 11.

2.
We note your revised disclosure and response to comment 2 from our letter dated May 4, 2012.  Please update your risk and disclose the specific provisions under the federal securities laws for which the company and the selling shareholders may face liability.

Response:  Risk factor updated as requested at page 11.

3.
We also note your website, www.meganet.com, continues to have a hyperlink called “IPO Progress” that takes the user to your twitter feed where investors may receive information about the company and the registration process that is inconsistent with the registration statement.  Please advise how you will resolve this inconsistency.

Response:  Inconsistency resolved by removing the link in question.  The link was removed approximately four months ago.

4.
We refer you to the Investor Updated dated April 8, 2010 and note disclosure on the first page that states “While it is our intention to go public, it is not a sure thing until it is done, and there is no guaranty we will succeed in the time frame we set or succeed at all.  The ultimate decision lay with the SEC;” and the disclosure on the third page that states “The reviewing members of the staff at the SEC assigned to our S-1 are the ones that eventually make the decision to declare the S-1 effective.  The Company can do everything in its power to bring about this result, but in the final analysis, it is the decision and authority of the SEC that grants us the privilege of having an effective A-1.”  These disclosures incorrectly suggest the Commission approves of the securities being registered.  Please note the legend on your prospectus cover page pursuant to Item 501 of Regulation S-K that states the contrary.  Please advise whether the incorrect statements contained in your Investor Update may cause investor confusion and whether risk factor disclosure is appropriate.

Response:  Management feels most investors would understand management was trying to explain that the registration process was not totally under the control of management.  However, some may be confused as pointed out by the staff.  To remedy this, we have added a new second paragraph under Prospectus Summary on page 5.  We felt this was an appropriate remedy and that the potential confusion did not merit an additional risk factor.

5.
Since you appear to qualify as an “emerging growth company,”  as defined in the Jumpstart  Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or  revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have differently effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

Response:  We added a statement on the first page of the prospectus that we are an “emerging growth company.”  Other requested disclosure was added in a new section on page 5.  Since we have opted out of the extended period to comply with new or revised accounting standards we elected to put the disclosure in the prospectus summary rather than as a risk factor.

6.	Please update your registration statement with the financial statements (and related disclosure) for the year ended March 31, 2012.

Response:  Financial statements have been added through June 30, 2012 and other disclosure has been updated accordingly.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company